UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

NextDecade Corporation

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of class of securities)

65342K105

(CUSIP number)

York Capital Management Global Advisors LLC
767 Fifth Avenue, 17th Floor
New York, New York 10153
Telephone: (212) 300-1300

with copies to:
Jackie Cohen
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153
Telephone: 212-310-8000

(Name, address and telephone number of person authorized to receive notices and communications)

August 23, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box .☐

Schedule 13D
CUSIP No. 65342K105
1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
York Capital Management Global Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS.
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
No change reported.

	8	SHARED VOTING POWER
No change reported.

	9	SOLE DISPOSITIVE POWER
No change reported.

	10	SHARED DISPOSITIVE POWER
No change reported.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
No change reported.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
No change reported.

14	TYPE OF REPORTING PERSON
OO

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 3, 2017, as amended and restated (as amended, the “Statement”), and is filed by the Reporting Person with respect to the common stock, $0.0001 par value per share (“Shares”) of NextDecade Corporation (the “Issuer”).  Capitalized terms used herein but not defined shall have the meaning given to them in the Statement.

Item 4.	Purpose of Transaction.

Item 4 is amended and supplemented as follows:

On August 23, 2018, the Issuer entered into a Series B Convertible Preferred Stock Purchase Agreement with certain funds managed by BlackRock.  Concurrently, York Capital Global Advisors, LLC (“YGA”) severally on behalf of certain of its funds or accounts managed by it, entered into a Stockholder Support Agreement (the “Support Agreement”) with the Issuer pursuant to which YGA agreed to vote (or cause to be voted), at a special meeting of the stockholders of the Issuer, all Voting Securities (as defined in the Support Agreement) owned or held by YGA or over which YGA has voting control, in favor of the issuance of Series B Convertible Preferred Stock by the Issuer pursuant to the Series B Convertible Preferred Stock Purchase Agreement.  Furthermore, YGA agreed, during the term of the Support Agreement, not to directly or indirectly transfer any such Voting Securities except to an affiliate or to a transferee who agrees to be bound by the terms of the agreement.  The Support Agreement terminates upon the earlier to occur of (i) the Closing Date (as defined in the Series B Preferred Stock Purchase Agreement) and (ii) October 31, 2018.  The foregoing is a summary of the material terms of the Support Agreement and is qualified in its entirety by reference to the full text of the Support Agreement, which is attached hereto as Exhibit 10.20.

As disclosed in the Issuer’s Form 8-K filed with the SEC on August 24, 2018, the Issuer plans to grant the holders of the Issuer’s Series A Convertible Preferred Stock, including YGA, the right to purchase their pro rata share, along with each holder of the Issuer’s Series B Convertible Preferred Stock, of any future issuance of shares of Series C Convertible Preferred Stock of the Issuer, under certain circumstances.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented to add the following exhibits:

The response to Item 4 of this Amendment No. 5 is incorporated herein by reference.

Item 7.	Materials to be Filed as Exhibits

Item 7 is hereby amended and supplemented to add the following exhibits:

10.20 – Stockholder Support Agreement, dated as of August 23, 2018 (incorporated by reference herein from Exhibit 99.1 to the Issuer’s Form 8-K filed with the SEC on August 24, 2018).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 2018

York Capital Management Global Advisors, LLC

By:	/s/ Richard P. Swanson
Name: Richard P. Swanson
Title: General Counsel